Exhibit 99.1

Voltari Corporation Enters Into Definitive Merger Agreement to be Acquired by Affiliate of Carl C. Icahn for $0.86 per Share in Cash

NEW YORK, NY/ ACCESSWIRE / MARCH 25, 2019 / Voltari Corporation (OTCQB: VLTC) (the “Company” or “Voltari”) today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Starfire Holding Corporation (“Starfire”), an affiliate of Carl C. Icahn and an affiliate of the Company’s controlling stockholders, High River Limited Partnership and Koala Holding LP (collectively, “High River”), pursuant to which Starfire will acquire the Company. Pursuant to the Merger Agreement, upon completion of the transaction, each outstanding share of Voltari’s common stock not owned by High River or its affiliates will be converted into the right to receive $0.86 per share in cash, without interest, and each outstanding share of the Company’s 13% Redeemable Series J Preferred Stock (the “Preferred Stock”) not owned by High River or its affiliates will be converted into the right to receive an amount in cash equal to the liquidation preference of the Preferred Stock plus prorated dividends, as more specifically set forth in the Company’s Certificate of Incorporation.

The $0.86 per share price for the common stock represents a premium of approximately 139% over Voltari’s closing stock price on December 6, 2018, the last trading day before High River’s announcement of its initial offer to acquire all shares of Voltari’s common stock not owned by them (the “Initial Offer”), and a premium of approximately 48% over the purchase price proposed in the Initial Offer of $0.58 per share.

As previously disclosed on January 10, 2019, the Company’s Board of Directors formed a special committee of independent directors (the “Special Committee”) to consider the Initial Offer, as well as any other offers that were made for the outstanding common stock of Voltari.

The Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Company’s Board of Directors, each approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that the Company’s common stockholders adopt the Merger Agreement. The Special Committee, with the assistance of its independent financial and legal advisors, exclusively negotiated the terms of the Merger Agreement with High River.

The merger is subject to approval by the Company’s common stockholders, including approval by the holders of a majority of the outstanding shares of Voltari’s common stock that are not beneficially owned by High River or its affiliates, as well as certain other customary closing conditions. The merger is not subject to a financing condition.

The Company will call a meeting of common stockholders for the purpose of voting on the adoption of the Merger Agreement in due course. If the merger is completed, Voltari will become a wholly-owned subsidiary of Starfire, and the Company’s common stock will be deregistered and will no longer be traded on the OTCQB Marketplace or any other public market.

About Voltari

Voltari is in the business of acquiring, financing and leasing commercial real properties. The company leases its properties and intends to lease any future properties pursuant to “double net” or “triple net” leases.

Additional Information and Where to Find It

In connection with the merger, the Company plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its common stockholders a proxy statement and other relevant materials. The proxy statement will contain important information about the Company, the acquiror and certain of its affiliates, the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT AND ANY OTHER RELEVANT MATERIALS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement and other relevant materials filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov or by directing a written request to the Company at 767 Fifth Avenue, Suite 4700, New York, NY 10153, or by telephone at (212) 388-5500. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on the Company’s website at www.voltari.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from the Company’s stockholders in connection with the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests, by security holdings or otherwise, in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the merger by reading the proxy statement and the other relevant materials filed with the SEC by the Company. Information about the Company’s directors and executive officers may also be found in the Company’s definitive proxy statement for its most recent annual meeting of stockholders, filed with the SEC on April 24, 2018. These documents will be available free of charge once available at the SEC’s website at www.sec.gov or by directing a request to the Company as provided above.

Forward-Looking Statements

Any statements in this press release about future events, expectations, plans or prospects for the Company, or about the Company’s future expectations, beliefs, goals, plans or prospects, constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including statements containing the words “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions, are forward-looking statements. Such statements include, but are not limited to, statements regarding the planned merger and the anticipated timing thereof. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: (1) the conditions to the completion of the merger, including the required approvals by the Company’s common stockholders, may not be satisfied on the terms expected or on the anticipated schedule; (2) the parties’ ability to meet expectations regarding the timing and completion of the merger; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (4) the effect of the announcement or pendency of the merger on our business relationships, operating results, and business generally; (5) risks that the proposed merger disrupts the Company’s current plans and operations; (6) risks related to diverting management’s attention from the Company’s ongoing business operations; (7) the outcome of any legal proceedings that may be instituted against the Company related to the merger or the Merger Agreement; (8) the amount of the costs, fees, expenses and other charges related to the merger; and (9) other factors discussed from time to time in our documents that we furnish or file with the SEC, including the factors discussed in Item 1A of the Company’s 2019 Annual Report on Form 10-K as filed with the SEC on March 7, 2019 and subsequent SEC filings, which are available at http://www.sec.gov. The Company assumes no obligation to update the information in this press release, except as otherwise required by law. Readers are cautioned not to place undue reliance on forward-looking statements.

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